Return Home, Inc.



ANNUAL REPORT

4146 B Pl NW

Auburn, WA 98001

(206) 888-4663

https://www.returnhome.com/

This Annual Report is dated April 11, 2025.

BUSINESS

Return Home is a Seattle-based green funeral home that serves all 50 states. The gentle process that Return Home has developed for natural organic reduction is called Terramation™ and we make earth-friendly end-of-life terramation services available across the nation.

The Terramation™ process ensures you continue making a difference by returning life-giving soil back to the earth. We strive to offer a natural, respectful process with transparent pricing.

Natural Organic Reduction or Terramation™ is a process that happens in the natural world all the time. Terramation just makes it happen faster in a controlled, gentle and respectful manner. Here's how it works:

1. The body is placed in a sealed, environmentally controlled vessel along with organic materials composed of alfalfa, straw, and sawdust.

2. Oxygen flows through the vessel which stimulates microbes in the body to become super-active. These microbes quickly transform the body into organic matter. This process is closely monitored and controlled.

3. After 30 days, the soil is removed from the vessel to breathe, and in 60 days, this fertile soil is ready to return to the earth.

4. The soil is then delivered to the family. Any soil that the family does not wish to use will nurture land in need of revitalization.

This process allows us to return the nutrients in our bodies back to the earth, giving each of us the opportunity to perpetuate the cycle of life.

Because Terramation™ produces approximately 1 cubic yard of soil, enough to fill the bed of a pick-up truck, it is up to each family to decide how much to take home. Whatever soil remains will be donated to environmental restoration projects.

The Terramation™ process was originally developed by M&L Compost Services, LLC, and was formed in the State of Washington on June 11, 2019. On February 12, 2020, M&L Compost Services, LLC was incorporated as a C Corporation, Adamah, Inc., and acquired all assets of M&L Compost LLC including the rights to the Terramation™ intellectual property, process and technology. On November 10, 2020, Adamah, Inc. changed its name to Return Home, Inc.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $ 643,313.97
Use of proceeds: Ongoing funding of operations, improvement of facility, marketing
Date: July 20, 2022
Offering exemption relied upon: Regulation Crowdfunding

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $1,969,490.41
Number of securities sold: 1,148,861
Use of proceeds: Ongoing funding of operations, improvement of facility, marketing
Date: May 18, 2023
Offering exemption relied upon: 506(b)


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2024 Compared to 2023

Revenue

2024 revenues were $1,138,182.34 as compared to 2023 revenue of 787,421.36. This is a YOY increase of 44.5%.

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

Expenses

Expenses in 2024 primarily included salaries, operating expenses, and advertising.

We are pleased with progress in 2024, and look forward to achieving cash flow break even in 2025.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $246,626.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

• Creditor: Credit Cards
Amount Owed: 106,045
Interest Rate: Varies
Maturity Date: Monthly (paid in full each month)

• Creditor: Micah Truman/Luna Wang
Amount Owed: 1,224,334 plus interest 235,067
Interest Rate: 5%-6%
Maturity Date: Jan 31, 2031

• Creditor: Mortgage Loan
Amount Owed: 29,186
Interest Rate: 5%

Maturity Date: Monthly

• Creditor: Accrued Salary - Micah
Amount Owed: 409,000
Interest Rate: 0%

• Creditor: Moodna Creek
Amount Owed: 250,000 + interest accrued
Interest Rate: 10%
Maturity Date: Flexible

• Creditor: Brian Fleming
Amount Owed: 250,000 + interest accrued
Interest Rate: 10%
Maturity Date: Flexible

• Creditor: Chris Randall
Amount Owed: 200,000 + interest accrued
Interest Rate: 8%
Maturity Date: July 2026

• Creditor: Eric Arthur + interest accrued
Amount Owed: 300,000
Interest Rate: 8%
Maturity Date: July 2026

• Creditor: Su Cheng Harris (interest paid monthly)
Amount Owed: 500,000
Interest Rate: 6%
Maturity Date: November 2028

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Micah Truman
Micah Truman's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO & Director
Dates of Service: January, 2019 - Present

Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors and corporate operations and being the public face of the company. A CEO is elected by the board and its shareholders. Micah is currently earning an annual salary of $120k and holds 34.29% equity in the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Micah Truman
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 34.29

Title of class: Common Stock
Stockholder Name: Luna Wang
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 34.29

RELATED PARTY TRANSACTIONS

Name of Entity: Micah Truman

Relationship to Company: Officer, Director, and 20%+ Owner

Nature / amount of interest in the transaction: $557,505 loan from Micah Truman to the Company.

Material Terms: $557,505 loan from Micah Truman to the Company at a simple interest of 5.25% and expires on December 31, 2024 and may be extended by mutual agreement by both parties.

Name of Entity: Micah Truman

Relationship to Company: Officer, Director, and 20%+ Owner

Nature / amount of interest in the transaction: Micah Truman has lent the company $350,000.

Material Terms: Micah Truman has lent the Company $350,000 at a simple interest rate of 6.25%. The loan expires on December 31, 2024 but may be extended upon mutual agreement of the company and Micah Truman.

Name of Entity: Micah Truman

Relationship to Company: Officer, Director, and 20%+ Owner

Nature / amount of interest in the transaction: Micah Truman has lent the company $165,663.

Material Terms: Return Home, Inc. will pay to Micah Truman the principal sum together with interest in arrears on the unpaid principal balance at an annual rate equal to 6.25% (six point two five percent) in the manner provided below. Interest shall be calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed. 1. PAYMENTS 1.1 Principal and Interest. The principal amount of this Note shall be due and payable in consecutive monthly installments commencing when Maker is cash flow positive, until paid in full. At no time will payments by Maker under this Note result in Maker being cash-flow negative in such month. Payments under this Note will be made after all regular expenses have been paid by Maker, including current compensation obligations to Holder. Maker shall pay interest on the unpaid principal amount of this Note from the date set forth above until the maturity hereof. Interest shall be payable in arrears on the last Business Day in each quarter, on the date of any prepayment of any such Loan, and at maturity.

OUR SECURITIES

The company has authorized Common Stock, Series AA Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 625,730 of Common Stock.

Common Stock

The amount of security authorized is 14,666,667 with a total of 9,166,667 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 414,833 of shares to be issued pursuant to stock options issued.

The total amount outstanding includes 668,501 shares to be issued pursuant to stock options, reserved but unissued.

Refer to the Amended Articles of Incorporation, attached as Exhibit F for liquidation preferences and dividend rights.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series AA Preferred Stock

The amount of security authorized is 2,500,000 with a total of 2,500,000 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Refer to the Amended Articles of Incorporation, attached as Exhibit F, for liquidation preferences, dividend rights, and conversion rights.

Convertible Note

The security will convert into Either preferred or common stock. this will depend on the terms of the round that the convertible note holders choose to convert into. and the terms of the Convertible Note are outlined below:

Amount outstanding: $500,000.00

Maturity Date: August 06, 2026

Interest Rate: 8.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: The outstanding principal amount of the note automatically converts into shares in an equity financing of $8M or more ("qualified financing"). Otherwise, noteholders may elect to convert in a non-qualified equity financing of preferred stock.

Material Rights

If the Company consummates a Change of Control while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to (i)]the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal; provided, however, that upon the written election of the Holder made not less than five days prior to the Change of Control, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into shares of the Company's Common Stock at a conversion price equal to the price per share to be paid by the acquiror in such Change of Control. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a service for the natural organic reduction of human bodies. Our revenues are therefore dependent upon the market for death services. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our Terramation service will be able to gain traction in the marketplace at a faster rate than our competitors. It is possible that our service will fail to gain market acceptance for any number of reasons. If our services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Return Home, Inc. was formed on February 12, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Return Home, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our service is dependent on the regulation by state government agencies and other relevant government laws and regulations. Natural Organic Reduction related laws and regulations may be subject to change which may result in the service no longer be economically viable. At such point the Company may no longer wish to provide Terramation™ services and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks We rely on third-party technology providers to provide chain of custody tracking, as well as monitoring of our systems. Any disruptions of electrical services, our technology, or cyber-attacks either on our technology provider or on Return Home could harm our daily operations, reputation and materially negatively impact our financial condition and business. Terramation is a new type of death service Natural Organic Reduction, or Terramation™, is a sustainable and eco-friendly process of transforming human bodies to soil. However, it is legally a "new" process and is significantly different from traditional death services such as embalming and burial in a casket, or the cremation of human remains to ash. The market may not accept Terramation™ at the rate we have projected, or as widely as we expect. We are competing against traditional death services companies Terramation™ is the process of transforming human remains into soil, and it has only been recently legalized in Washington state, Colorado, and Oregon. Traditional death services include embalming human remains and burying in a casket, or else cremating the body. The market is accustomed to these traditional methods, and may take a longer period of time to learn about and accept Terramation™. We are competing with large established death services companies There are several large death services companies in the United States that control large portions of the market. While we are not aware of them entering the field of Natural Organic Reduction, we anticipate that they will respond if there is a demand. They will be able to bring significant financial resources to compete in this area. They may also choose to cooperate with a competitor, allowing that competitor immediate access to an established network of funeral homes. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 11, 2025.

Return Home, Inc.

By   /s/ *Micah Truman*

Name: Return Home Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Return Home, Inc.

Balance Sheet Comparison

As of December 31, 2024

	TOTAL		
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)	CHANGE
ASSETS			
Current Assets			
Bank Accounts			
10000 TOTAL BUS CHK (5296)	246,626.13	6,933.67	239,692.46
Total Bank Accounts	**$246,626.13**	**$6,933.67**	**$239,692.46**
Other Current Assets	**$15,250.45**	**$10,250.45**	**$5,000.00**
Total Current Assets	**$261,876.58**	**$17,184.12**	**$244,692.46**
Fixed Assets	**$3,737,072.83**	**$3,694,792.17**	**$42,280.66**
Other Assets	**$82,475.00**	**$82,475.00**	**$0.00**
TOTAL ASSETS	**$4,081,424.41**	**$3,794,451.29**	**$286,973.12**
LIABILITIES AND EQUITY			
Liabilities	**$3,696,368.69**	**$2,385,018.33**	**$1,311,350.36**
Equity	**$385,055.72**	**$1,409,432.96**	**$ -1,024,377.24**
TOTAL LIABILITIES AND EQUITY	**$4,081,424.41**	**$3,794,451.29**	**$286,973.12**

Return Home, Inc.

Profit and Loss Comparison

January - December 2024

	TOTAL		
	JAN - DEC 2024	JAN - DEC 2023 (PY)	CHANGE
Income	$1,136,992.42	$787,421.26	$349,571.16
Cost of Goods Sold	$171,612.24	$124,794.31	$46,817.93
GROSS PROFIT	$965,380.18	$662,626.95	$302,753.23
Expenses	$1,989,157.42	$1,653,077.18	$336,080.24
NET OPERATING INCOME	$ -1,023,777.24	$ -990,450.23	$ -33,327.01
Other Income	$0.00	$8,637.91	$ -8,637.91
Other Expenses	$600.00	$0.00	$600.00
NET OTHER INCOME	$ -600.00	$8,637.91	$ -9,237.91
NET INCOME	$ -1,024,377.24	$ -981,812.32	$ -42,564.92

Return Home, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-981,812.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	**21,213.66**
Net cash provided by operating activities	**$ -960,598.66**
INVESTING ACTIVITIES	**$ -138,292.72**
FINANCING ACTIVITIES	**$982,944.05**
NET CASH INCREASE FOR PERIOD	**$ -115,947.33**
Cash at beginning of period	117,881.00
CASH AT END OF PERIOD	**$1,933.67**

Return Home, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,024,377.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	**33,036.46**
Net cash provided by operating activities	**$ -991,340.78**
INVESTING ACTIVITIES	**$ -42,280.66**
FINANCING ACTIVITIES	**$1,278,313.90**
NET CASH INCREASE FOR PERIOD	**$244,692.46**
Cash at beginning of period	1,933.67
CASH AT END OF PERIOD	**$246,626.13**

STATEMENT OF STOCKHOLDERS EQUITY

RETURN HOME, INC.

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	8,000,000	750,000	-	-	750,000
Shares issued for cash	1,416,667	850,000	-	-	-	-	850,000
Stock option compensation	-	-	166,667	100,000	-	-	100,000
Net income (loss)	-	-	-	-	-	(186,217)	(186,217)
December 31, 2020	1,416,667	$ 850,000	8,166,667	$ 850,000	$ -	$ (186,217)	$ 1,513,783
Shares issued for services	-	-	83,333	50,000		-	50,000
Shares issued for cash	1,083,333	650,000	-	-	-	-	650,000
Stock option compensation	-	-	164,833	198,249	-	-	198,249
Net income (loss)	-	-	-	-	-	(1,016,943)	(1,016,943)
December 31, 2021	2,500,000	$ 1,500,000	8,414,833	$ 1,098,249	$ -	$(1,203,160)	$ 1,395,089
Shares issued for cash	-	-	404,177	643,314	-	-	643,314
Stock option compensation	-	-	100,000	171,000	-	-	171,000
Net income (loss)	-	-	-	-	-	(1,210,004)	(1,210,004)
December 31, 2022	2,500,000	$ 1,500,000	8,919,010	$ 1,912,563	$ -	$(2,413,164)	$ 999,399
Shares issued for debt conversion	798,863	1,369,490	-	-	-	-	1,369,490
Shares issued for cash	349,998	600,000	-	-	-	-	600,000
Shares issued for services	-	-	675	1,154	-	-	1,154
Stock option compensation	-	-	129,240	221,000	-	-	221,000
Net income (loss)	-	-	-	-	-	(981,812)	(981,812)
December 31, 2023	3,648,861	$ 3,469,490	9,048,925	$ 2,134,717	$ -	$(3,394,976)	$ 2,209,232
Shares issued for debt conversion	-	-	-	-	-	-	-
Shares issued for cash	-	-	-	-	-	-	-
Shares issued for services	-	-	8,874	15,175	-	-	15,175
Stock option compensation	-	-	20,000	34,200	-	-	34,200
Net income (loss)	-	-	-	-	-	(1,024,377)	(1,024,377)
December 31, 2024	3,648,861	$ 3,469,490	9,077,799	$ 2,184,092	$ -	$(4,419,353)	$ 1,234,230

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Return Home Inc. was formed on July 17, 2020 ("Inception") in the State of Washington. The financial statements of Return Home Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Auburn, WA.

Return Home has created both technology and scientific process for the gentle transformation of human remains into soil. We have served families from over 30 US states, as well as Canada.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and FY 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from both funeral homes and families purchasing terramation services for themselves or their loved ones. Revenue will be recognized when (a) persuasive evidence that an agreement exists.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington state jurisdiction for all periods since Inception. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Total debt listed as follows;

- Total long-term liability $3,537,169
- Total current liability $123,200

For further detail please refer to Balance Sheet

Return Home currently states less than $1,000 in accounts payable. Credit Card balances fluctuate with business, with balances being paid off monthly. Payroll salary and quarterly taxes are held upon the balance sheet until due. Founder/Shareholder loan loan mostly due to startup and building expenses. The company issued two interest bearing convertible notes in July 2021 which mature in July 2026, convertible into equity if the company undertakes an equity financing prior to the maturity date.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Material commitments as follows;

- We currently have a lease for our warehouse facility that costs $27,530.27 per month, and will increase slightly over the remaining 4years of the lease.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 14,666,667 shares of our common stock with no par value. As of December 31, 2024 the company has issued 8,497,059 shares of our common stock.

Preferred Stock
We have authorized the issuance of 2,500,000 shares of our Series AA Preferred stock with par value of $0.60. As of March 3 2021 the company had issued all 2,500,000 shares of the Series AA Preferred stock. We have authorized the issuance of 2,200,000 shares of our Series A Preferred stock with par value of $1.71. As of December 31, 2024 the company had issued 1,148,861 shares of the Series A Preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Founders have loaned the Company $1,224,334 as of Dec. 31, 2024. Accrued salary owed to Micah Truman is $409,000 .

Two shareholders have loaned the Company $300,000 as of Dec. 31, 2024.

As identified under Note 3 - Debt, the company has a Founder/Shareholder loan which was used for startup and building expenses.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 1, 2025.

Micah Truman

Micah Truman
CEO
April 1, 2025

I, Micah Truman, the CEO of Return Home, Inc, hereby certify that the financial statements of Return Home Inc. and notes thereto for the periods ending Dec. 31, 2023 and Dec. 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Return Home Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4th day of April, 2025.

Micah Truman

CEO

April 4, 2025

CERTIFICATION

I, Micah Truman, Principal Executive Officer of Return Home, Inc., hereby certify that the financial statements of Return Home, Inc. included in this Report are true and complete in all material respects.

Micah Truman

CEO